
02002570

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6[illegible]
Tel (60[illegible]610
Fax (6[illegible]4499


JAN 16 2002

U.S. POST OFFICE DELAYED

November 14, 2001

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

SUPPL

Exemption Number 82-3553

Dear Sirs:

**Re: Raytec Development Corp. (formerly Raytec Capital Corp.)
British Columbia, Canada
<u>12g3-2(b) Exemption - 82-3553</u>**

Please find enclosed additional documents required to be filed in connection with the above Exemption.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

In this report I enclose the following:

1. News release dated October 29, 2001;
2. News release dated November 13, 2001;
3. Early Warning Report dated November 13, 2001;
4. BC Form 53-901F dated November 13, 2001;
5. Canadian Venture Exchange private placement acceptance letter dated November 13, 2001;
6. BC Form 45-902F dated November 14, 2001;
7. Canadian Venture Exchange stock option acceptance letter dated November 14, 2001; and
8. BC Form 45-902F dated November 13, 2001.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.



Per:

Toni Vodola
Corporate Secretary
Enclosures



RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com

Trading Symbol: RAY – CDNX

October 29, 2001

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. AMENDS PROPOSED PRIVATE PLACEMENT

Raytec Development Corp. announces that it has amended the terms of its proposed non-brokered private placement announced on October 10, 2001. The private placement will now consist of 1,550,000 units (rather than 1,200,000 units as previously announced) at a price of $0.20 per unit, each unit consisting of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of one year at a price of $0.20 per share in the first six months and at $0.30 per share in the subsequent six months. The proceeds from the private placement will be used for general working capital purposes.

The private placement is subject to the acceptance of the Canadian Venture Exchange.

Raytec Development Corp. develops, markets and services the highest quality perishable control products and antimicrobial products based on its patented technology. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per:


Jerry A. Minni
President & Director

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel 604 683-8610
Fax 604 683-4499

WEBSITE - http://www.raytecnet.com

Trading Symbol: RAY - CDNX

November 13, 2001

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. COMPLETES 1.55 MILLION UNIT PRIVATE PLACEMENT

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news releases dated October 10, 2001 and October 29, 2001, it has completed a private placement of 1,550,000 units at a price of $0.20 per unit to thirteen placees and two directors. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of one year at a price of $0.20 per share in the first six months and at $0.30 per share in the subsequent six months.

The securities issued pursuant to the private placement are subject to a hold period expiring February 28, 2002.

Jerry Minni, of #1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, is the beneficial owner of 10% or more of the outstanding securities of the Company. Pursuant to the private placement Mr. Minni acquired an additional 540,000 common shares and 540,000 share purchase warrants of the Company and now holds 19% of the issued and outstanding common shares of the Company, such securities listed and trading on the Canadian Venture Exchange. If Mr. Minni exercises all of his warrants and options, he will hold 25% of the total fully diluted issued and outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni was not acting jointly or in concert with any other persons to increase the beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

Mr. Minni shall provide a copy of the early warning report to any person, upon request to Jerry Minni, President, Raytec Development Corp, #1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604 681-8610.

Raytec Development Corp. develops, markets and services the highest quality perishable control products and antimicrobial products based on its patented technology. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: 

Jerry A. Minni, President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 141 OF THE *SECURITIES ACT* (ALBERTA)

1. **Name and address of offeror:**

   Jerry A. Minni
   #1104-750 West Pender Street
   Vancouver, BC
   V6C 2T8

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:**

   On November 13, 2001, Jerry A. Minni ("Minni") acquired, by way of private placement, ownership of 540,000 units ("Units") of Raytec Development Corp. ("Raytec") for an aggregate purchase price of $108,000 (the "Transaction"). Each Unit consists of one common share and one common share purchase warrant. Each common share purchase warrant gives Minni the right to acquire one additional common share of Raytec for one year at $0.20 per share until May 13, 2002 and at $0.30 per share until November 13, 2002.

   As at November 13, 2001, Mr. Minni holds 871,884 common shares (19% of the total outstanding) of Raytec and 780,000 warrants and 75,000 stock options (25% of the then outstanding fully diluted common shares).

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:**

   Therefore, immediately after the Transaction, Minni owned 871,884 common shares of Raytec, 780,000 warrants and 75,000 stock options which as of November 13, 2001, represented 19% of the issued and outstanding common shares in the capital of Raytec. If Minni exercises the warrants and stock options to acquire 855,000 common shares, Minni will own a total of 1,726,884 common shares of Raytec which as at November 14, 2001 represented 25% of the then outstanding fully diluted shares in the capital stock of Raytec.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which: the offeror, either alone or together with any joint actors has ownership and control:**

   (a) **the offeror, either alone or together with any joint actors, has ownership and control:**

   No securities other than as set forth in paragraph 2 and 3 above.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not Applicable

(c) the offeror, either alone or together with any joint actors, has exclusive or shares control but does not have ownership:

Not applicable.

5. Market where the transaction or occurrence took place:

The Transaction was a private placement by way of treasury issuance from Raytec. The common shares of Raytec are listed for trading on Tier 1 of the Canadian Venture Exchange.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the Report, including any future intention to acquire ownership of, control over, additional securities of the reporting issuer:

Minni's purpose in effecting the Transaction was for investment purposes. Minni has no present intentions to purchase additional common shares of Raytec, but may decide to do so in the future.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the Report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:

Minni and Raytec have entered into a Private Placement Subscription Agreement dated October 18. 2001, whereby Minni has agreed to subscribe for 540,000 Units of Raytec at $0.20 per Unit for gross proceeds of $108,000. Each Unit consists of one common share and one common share purchase warrant. Each common share purchase warrant gives Minni the right to acquire one additional common share of Raytec for one year at $0.20 per share until May 13, 2002 and at $0.30 per share until November 13, 2002.

8. The name of any joint actors:

There are no persons or companies acting jointly or in concert with Minni in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

9. The nature and value of the consideration paid by the offeror:

Please refer to paragraphs 2, 3 and 7 above.

10. Where applicable, a description of any change in any material fact set out in any report previously filed:

Not applicable

11. Changes from previous reports:

Not applicable

DATED at Vancouver, BC this 13th day of November, 2001.



JERRY A. MINNI

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

November 13, 2001

ITEM 3 NEWS RELEASE

November 13, 2001 through the facilities of the Canadian Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Completion of 1,550,000 Unit Private Placement

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news releases dated October 10, 2001 and October 29, 2001, it has completed a private placement of 1,550,000 units at a price of $0.20 per unit to thirteen placees and two directors. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of one year at a price of $0.20 per share in the first six months and at $0.30 per share in the subsequent six months.

The securities issued pursuant to the private placement are subject to a hold period expiring February 28, 2002.

Jerry Minni, of #1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, is the beneficial owner of 10% or more of the outstanding securities of the Company. Pursuant to the private placement Mr. Minni acquired an additional 540,000 common shares and 540,000 share purchase warrants of the Company and now holds 19% of the issued and outstanding common shares of the Company, such securities listed and trading on the Canadian Venture Exchange. If Mr. Minni exercises all of his warrants and options, he will hold 25% of the total fully diluted issued and

outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni was not acting jointly or in concert with any other persons to increase the beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

Mr. Minni shall provide a copy of the early warning report to any person, upon request to Jerry Minni, President, Raytec Development Corp, #1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604 681-8610.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry A. Minni – President, Tel., 604-683-8610
Toni Vodola – Secretary, Tel., 604-681-1194

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 13th day of November, 2001.



JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

November 13, 2001

683-4499
Fax: 604 ~~683-8610~~

RAYTEC Development Corp.
#1104 – 750 West Pender Street
Vancouver, B.C. V6C 2T8

Attention: Jerry Minni/Toni Vodola

Dear Sirs\Mesdames:

RE RAYTEC DEVELOPMENT CORP. ("RAY")
Private Placement-Non-Brokered – Submission No. 69144

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced October 10, 2001 and October 29, 2001:

Number of Shares: 1,550,000 shares

Purchase Price: $0.20 per share

Warrants: 1,550,000 non-transferable share purchase warrants to purchase 1,550,000 shares

Warrant Exercise Price: $0.20 for a six month period

$0.30 in the next sixth months period

Number of Placees: 15 Placees

Insider / Pro Group Participation: Yes

Name	Insider=Y / ProGroup=P	# of Shares
Jerry Minni	Y	540,000
Jerry Bella	Y	175,000

Finder's Fee: nil

The Company must issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6545 / FAX: (604) 844-7502.

Yours truly,



Robert Wong
Corporate Analyst
Corporate Finance

RW/le

cc: BC Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\801916\1

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19), or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   RAYTEC DEVELOPMENT CORP.

   Name of Issuer

   #1104 - 750 West Pender Street, Vancouver, BC V6C 2T8

   Address

   604 683-8610

   Telephone Number

2. State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer

3. Describe the type of security and the aggregate number distributed.

   1,550,000 common shares at a price of $0.20 per share with 1,550,000 non-transferable share purchase warrants to purchase 1,550,000 shares for a one year period at a price of $0.20 per share in the first six months and at $0.30 per share in the next six months.

4. Date of the distribution(s) of the security.

   November 13, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section 74(2)(9) of the Securities Act

Section 128(h) of the Securities Rules

---

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name & Residential Address Of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Jerry Minni #1104-750 West Pender Street Vancouver, BC V6C 2T8	540,000 Shares 540,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$108,000.00	s. 74(2)(9) of the Act
Jerry Bella #205-1199 Bay Avenue Trail, BC V1R 4A4	175,000 Shares 175,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$35,000.00	s. 74(2)(9) of the Act
Jim Hall 205-1199 Bay Avenue Trail, BC V1R 4A4	75,000 Shares 75,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$15,000.00	s. 128(h) of the Rules
Joseph Bella 2815 Highway Drive Trail, BC V1R 2T1	20,000 Shares 20,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$4,000.00	s. 128(h) of the Rules
Affaires Financieres S.A., Zurich Bachtoldstrasse 2 CH-8044 Zurich, Switzerland	150,000 Shares 150,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$30,000.00	s. 128(h) of the Rules

Vera Minni #1104-750 West Pender Street Vancouver, BC V6H 2T8	200,000 Shares 200,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$40,000.00	s. 128(h) of the Rules
Donald Dyer 4320 River Road Richmond, BC V7C 1A2	25,000 Shares 25,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$5,000.00	s. 128(h) of the Rules
David Bell In Trust For Marc Bell, Carol Graham, Robert Bell and Michael Bell Box 128 Prince Rupert, BC V8J 3P4	25,000 Shares 25,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$5,000.00	s. 128(h) of the Rules
Pacific International Securities Inc. ITF Janice Birch RRSP #1900-666 Burrard Street Vancouver, BC V6C 3N1	25,000 Shares 25,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$5,000.00	s. 128(h) of the Rules
Blaine Bailey 5949 Patrick Street Burnaby, BC V5J 3B8	25,000 Shares 25,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$5,000.00	s. 128(h) of the Rules
Mervyn Weiss 5884 C Beach Avenue Peachland, BC V0H 1X7	100,000 Shares 100,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$20,000.00	s. 128(h) of the Rules
Tamarac Industries Ltd. Box 283 Prince Rupert, BC V8J 3P6	50,000 Shares 50,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$10,000.00	s. 128(h) of the Rules
Peter Saliken 2489 Knob Castlegar, BC V1N 4T9	25,000 Shares 25,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$5,000.00	s. 128(h) of the Rules
Brent Finch & Carolee Finch Box 705 650 Duncan Avenue Penticton, BC V2A 7N1	25,000 Shares 25,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$5,000.00	s. 128(h) of the Rules

545-902f

Ron Birch 7071 Jasper Drive Vernon, BC V1H 1P2	90,000 Shares 90,000 Warrants	$0.20 $0.20/1st six mths $0.30/2nd six mths	$18,000.00	s. 128(h) of the Rules

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$280,000.00

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

Nil

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

$167,000.00

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC this 14th day of November, 2001.

RAYTEC DEVELOPMENT CORP.

Name of Issuer (please print)



Signature of authorized signatory

JERRY A. MINNI, President/Director

Name and office of authorizedsignatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form

is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".

#82-5555



November 14, 2001

Fax: 683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Jerry A. Minni

Dear Sir\Madame:

Re: Raytec Development Corp. (the "Company") - Submission #69145 Correction

We acknowledge receipt of your letter dated October 29, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Jerry Minni	75,000
Jerry Bella	75,000
Ernest Goggio	25,000
Toni Vodola	35,000
Ron Birch	60,000
Quinn Field-Dyte	80,000
Mervyn Weiss	20,000
Bernardo N. Rico	20,000
Tim Edwards	10,000
Robert Thompson	10,000
Dave Gunderson	**10,000**

The options are exercisable up to October 10, 2003 at a price of $0.20 per share.

We were unable to locate a Personal Information Form (2A) for Ernest Goggio and Toni Vodola. Please file one as soon as possible. If these have been filed within the past 12 months, please advise us of the CDNX company under which they have been filed. Please send the PIFs to the author's attention and ensure that ALL questions are completed and the form is duly notarised. Incomplete PIFs will be returned or processing will result in further delays.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6545 / FAX: (604) 844-7502.

Yours truly,



Robert Wong
Corporate Analyst
Corporate Finance

RW/le

cc: BC Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\797868\1

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19), or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   RAYTEC DEVELOPMENT CORP.

   Name of Issuer

   #1104 - 750 West Pender Street, Vancouver, BC V6C 2T8

   Address

   604 683-8610

   Telephone Number

2. State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options – 420,000 Shares - Expiry Date – October 10, 2003

4. Date of the distribution(s) of the security.

   November 5, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   Section 74(2)(9) of the Securities Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name & Residential Address Of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Jerry Minni #1104-750 West Pender Street Vancouver, BC V6C 2T8	75,000	$0.20	$15,000.00	s. 74(2)(9) of the Act
Jerry Bella #205-1199 Bay Avenue Trail, BC V1R 4A4	75,000	$0.20	$15,000.00	s. 74(2)(9) of the Act
Ernest Goggio Suite 1108 601 California Street San Francisco, CA 94108	25,000	$0.20	$5,000.00	s. 74(2)(9) of the Act
Toni Vodola 2309 Alder Street Vancouver, BC V6H 2S1	35,000	$0.20	$7,000.00	s. 74(2)(9) of the Act
Ron Birch 7071 Jasper Drive Vernon, BC V1H 1P2	60,000	$0.20	$12,000.00	s. 74(2)(9) of the Act
Quinn Field-Dyte #1104-750 West Pender St Vancouver, BC V6C 2T8	80,000	$0.20	$16,000.00	s. 74(2)(9) of the Act
Mervyn Weiss 5884 C Beach Avenue Peachland, BC V0H 1X7	20,000	$0.20	$4,000.00	s. 74(2)(9) of the Act s

Bernardo N. Rico 27W724 North Lane Naperville, IL 60540	20,000	$0.20	$4,000.00	s. 74(2)(9) of the Act
Tim Edwards 11711 South Partlow Road Oregon City, OR 97045	10,000	$0.20	$2,000.00	s. 74(2)(9) of the Act
Robert Thompson Unit #9 9375 SW Commerce Circle Wilsonville, Oregon 97070	10,000	$0.20	$2,000.00	s. 74(2)(9) of the Act
Dave Gunderson Unit #9 9375 SW Commerce Circle Wilsonville, Oregon 97070	10,000	$0.20	$2,000.00	s. 74(2)(9) of the Act

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC this 13th day of November, 2001.

RAYTEC DEVELOPMENT CORP.

Name of Issuer (please print)



Signature of authorized signatory

JERRY A. MINNI, President/Director

Name and office of authorizedsignatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".